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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of          December                                      2004
                          ------------------------------------      -----------
Commission File Number    0-29898
                          -----------------------------------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


             295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F                       Form 40-F  X
                     -------------                    -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                            No   X
                 -------------                  ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________




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


DOCUMENTS INCLUDED AS PART OF THIS REPORT


   Document
   --------

      1           Material Change Report, dated December 21, 2004.

                                                                    DOCUMENT 1

                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT


1.       Name and Address of Company

         Research In Motion Limited (the "Company")
         295 Phillip Street
         Waterloo, Ontario
         N2L 3W8

2.       Date of Material Change

         December 20, 2004.

3.       News Release

         A news release was issued in Waterloo, Ontario on December 20, 2004 through the newswire services of CCN Matthews and BusinessWire, and is annexed hereto as Schedule "A".

4.       Summary of Material Change

         On December 20, 2004, the Company provided an update following the filing of a Stipulated Order and Judgment (the "Stipulation") with the United States District Court for the District of Delaware (the "District Court") in regard to the InPro II Licensing, S.a.r.l. ("InPro") vs. RIM litigation. In accordance with the Stipulation of the parties, judgment will be entered in RIM's favor and against InPro on all claims in InPro's complaint for patent infringement. The judgment is subject to appeal by InPro. As previously disclosed, InPro filed an action against RIM in 2003 in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel.

5.       Full Description of Material Change

         As previously disclosed, InPro filed an action against RIM in 2003 in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel.

         On December 20, 2004, the parties filed a Stipulated Order and Judgment (the "Stipulation") with the District Court in regard to the InPro vs. RIM litigation. Within the Stipulation, InPro informed the District Court that based on the District Court's claim construction order issued on November 29, 2004, InPro cannot prevail on the issue of either direct or indirect infringement on any asserted claim, either literally or under the doctrine of equivalents, with respect to any accused RIM device. As a result, and in accordance with the Stipulation, judgment will be entered in RIM's favor and against InPro on all claims in InPro's complaint for patent infringement.

         In accordance with the Stipulation, judgment will also be entered in RIM's favor on RIM's counterclaim for a declaratory judgment of non-infringement with respect to all claims of the patent at issue in the lawsuit. As a result, RIM's counterclaim for a judgment of invalidity will be dismissed without prejudice as moot.

         The judgments to be issued are subject to appeal by InPro.

         The Stipulated Order and Judgment by the District Court is annexed hereto as Schedule "B".

6.       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

         Not applicable.

7.       Omitted Information

         No significant facts have been omitted from this report.

8.       Executive Officer

         For further information, please contact Dennis Kavelman - Chief Financial Officer of the Company at (519) 888-7465.

9.       Date of Report

         Dated at Waterloo, Ontario, this 21st day of December, 2004.


                                                    "Dennis Kavelman"
                                                    --------------------------
                                                    Dennis Kavelman
                                                    Chief Financial Officer

                                 SCHEDULE "A"


PRESS RELEASE

December 20, 2004

RIM Provides Update On InPro II Licensing, S.a.r.l. vs. RIM Litigation


Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) provided an update today following a stipulated judgment in the InPro II Licensing, S.a.r.l. ("InPro") vs. RIM litigation in the United States District Court for the District of Delaware. In accordance with a stipulation of the parties, judgment will be entered in RIM's favor and against InPro on all claims in InPro's complaint for patent infringement. The judgment is subject to appeal by InPro. As previously disclosed, InPro filed an action against RIM in 2003 in connection with a patent relating to electronic devices having user-operable input means such as a thumb wheel.

RIM will continue to provide updates on this matter as material information becomes available. Further comment and details were not disclosed at this time.

Research In Motion and RIM are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

                                 Schedule "B"

                    Stipulated Order and Judgment Attached.

                      IN THE UNITED STATES DISTRICT COURT
                         FOR THE DISTRICT OF DELAWARE


                                         )            FILED
                                         )    CLERK U.S. DISTRICT COURT
InPRO II LICENSING, s.a.r.l.,            )       2004 DEC 20 PM 2:54
                                         )
                           Plaintiff,    )
                                         )
         v.                              )      Case No.: 03-1047 (GMS)
                                         )
T-MOBILE USA, INC.,                      )
RESEARCH IN MOTION LIMITED and           )
RESEARCH IN MOTION CORPORATION,          )
                                         )
                           Defendants.   )
                                         )


                         STIPULATED ORDER AND JUDGMENT

         1. In this patent infringement action, Plaintiff InPro II Licensing S.A.R.L. ("Plaintiff") asserted claims 34-36 (the "Asserted Claims") of U.S. Patent No. 6,523,079 B2 (the "'079 Patent") against defendants T-Mobile USA, Inc., Research In Motion Limited and Research In Motion Corporation (collectively "Defendants").

         2. On October 28, 2004, the Court conducted a Markman hearing, and on November 29, 2004, the Court issued its Order Construing the Disputed Terms of U.S. Patent No. 6,523,079 (the "Claim Construction Order").

         3. Plaintiff has informed the Court that based on the Court's Claim Construction Order:

         (a) Plaintiff cannot prevail on the issue of either direct or indirect infringement of any Asserted Claim, either literally or under the doctrine of equivalents, with respect to any accused device because the Court's constructions of "host interface" and "docking with the host computer" preclude Plaintiff from proving that the accused devices have a "host interface adapted so as to provide communications between the digital assistant module and the host computer upon docking with the host computer" as is required by each of the Asserted Claims.

         (b) Plaintiff cannot prevail on the issue of either direct or indirect infringement of claim 36, either literally or under the doctrine of equivalents, with respect to any accused device because the Court's constructions of "to pan" and "virtual keyboard," preclude Plaintiff from proving that any accused device meets the limitation: "wherein said thumbwheel allows a user to pan a virtual keyboard."

         4. Accordingly, judgment is hereby entered in favor of Defendants and against Plaintiff on all claims in Plaintiff's complaint for patent infringement.

         5. Judgment is also entered in Defendants' favor on Defendants' counterclaim for a declaratory judgment of non-infringement with respect to all claims of the `079 Patent. Defendants' counterclaim for a judgment of invalidity is dismissed, without prejudice, as moot. Defendants may reinstate their counterclaim in the event that the United States Court of Appeals for the Federal Circuit remands this case back to this Court, in whole or in part.

         6. This Stipulated Order and Judgment is without prejudice to the parties' rights to appeal any prior or future orders issued by this Court.

         7. This Stipulated Order and Judgment is without prejudice to Defendants' right to file a motion to declare this an exceptional case under 35 U.S.C. ss. 285 and awarding attorneys' fees and costs or any other motion for attorneys' fees and/or costs. Pursuant to Fed. R. Civ. P. 54(d)(2)(B), the time to file any such motion is extended until the earlier of (a) thirty days after a mandate issues from the United States Court of Appeals for the Federal Circuit (in the event of an appeal), or (b) within twenty (20) days after the deadline passes for filing a Notice of Appeal (in the event no appeal is filed).

         8. According to the Stipulation and Order Regarding Discovery Deadlines, discovery is set to close on December 17, 2004. The Parties reserve the right to conduct discovery should the United States Court of Appeals for the Federal Circuit remand this case back to this Court, in whole or in part.

                                           Respectfully submitted,

                                                RICHARDS, LAYTON & Finger


                                                By: /s/ William J. Wade (#3309)
                                                    ---------------------------

                                              William J. Wade (# 704)
                                              Richards, Layton & Finger
                                              One Rodney Square
                                              P.O. Box 501
                                              Wilmington, DE  19899
                                              (302) 651-7700

                                              Of Counsel,

                                              Martin J. Black
                                              Andrew J. Mottes
                                              DECHERT LLP
                                              4000 Bell Atlantic Tower
                                              1717 Arch Street
                                              Philadelphia, PA 19103-2793
                                              (215) 994-4000

                                              Edward K. Kling
                                              DECHERT LLP
                                              2 Serjeants' Inn
                                              London, EC4Y 1LT
                                              England
                                              44-207-775-7400

                                              Michael N. Edelman
                                              Daniel T. McCloskey
                                              DECHERT LLP
                                              975 Page Mill Rd.
                                              Palo Alto, CA 94304
                                              (650) 813-4800

                                              Attorneys for Plaintiff
                                              InPro II Licensing, S.A.R.L.

                                           Respectfully submitted,

                                                POTTER ANDERSON & Corroon LLP


                                                By: /s/ Richard L. Horowitz
                                                    ---------------------------

                                              Richard L. Horwitz (#2246)
                                              David E. Moore (#3983)
                                              POTTER ANDERSON &
                                              CORROON LLP
                                              Hercules Plaza, 6th Floor
                                              1313 N. Market Street
                                              Wilmington, DE  19899-0951
                                              (302) 984-6000

                                              Of Counsel,

                                              Linda S. Resh
                                              Craig D. Leavell
                                              Jamie H. McDole
                                              Aaron D. Charfoos
                                              KIRKLAND & ELLIS LLP
                                              200 East Randolph Drive
                                              Chicago, Illinois  60601
                                              (312) 861-2100

                                              Attorneys for Defendants
                                              T-Mobile USA, Inc.,
                                              Research In Motion Limited, and
                                              Research In Motion Corporation

IT IS SO ORDERED.


Dated:____________________________    ____________________________________

                                        Hon. Judge Gregory M. Sleet
                                        United States District Court for the
                                        District of Delaware

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          RESEARCH IN MOTION LIMITED
                                          ------------------------------------
                                                  (Registrant)

Date:  December 21, 2004                  By: /S/ DENNIS KAVELMAN
       ---------------------                  --------------------------------
                                              Name:  Dennis Kavelman
                                              Title: Chief Financial Officer